Response to Item 77C

Special Meeting of Shareholders of Eaton Vance
Rhode Island Municipal Income Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on
August 12, 2011 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance
National Municipal Income Fund (the "National
Fund"). The Plan provides for the transfer of all of the assets and liabilities of the Fund to the National Fund in exchange for corresponding shares of the National
Fund.

The following action was taken by the shareholders:

				          	      Number of
Shares
			        For		  Against
		   Abstain__
			    2,130,881
127,011	    	    19,400